L&L CPAs, PA

19720 Jetton Road, 3rd Floor
Cornelius, NC 28031
Tel: 704-897-8336
Fax: 704-919-5089

To Whom It May Concern:

Progress on completing our audit of Marijuana Company of America, Inc.'s December 31, 2019 year-end have been delayed as a result of the Covid-19 pandemic. Our audit engagement partner was in China for approximately two months and just returned to the United States on March 28. Since his return he, along with the rest of our staff, have been under travel restrictions, stay at home restrictions and quarantines that have materially limited our access to our offices, and our ability to complete the audit and render our opinion in accordance with the date prescribed by the Commission.

/s/ L&L CPAS, PA
L&L CPAS, PA
Certified Public Accountants
Cornelius, NC
The United States of America
March 31, 2020